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                            Filed by COR Therapeutics, Inc. pursuant to Rule 425
                                     under the Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934.

                                         Subject Company: COR Therapeutics, Inc.

                                                  Commission File No.: 000-19290


                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 1


                           MILLENNIUM PHARMACEUTICALS

                             Moderator: Mark Levin
                                December 6, 2001
                                  7:00 a.m. MT

Operator:         Ladies and gentlemen, thank you for holding. Welcome to the
                  Millennium COR conference call discussing the merger. At this time, all participants will be in a listen-only mode. There will be a question-and-answer session to follow. Please be advised that this call is being taped. At this time I would now like to introduce your host for today's call, Gina
                  Brazier, director of investor relations at Millennium
                  Pharmaceuticals. Please go ahead.

Gina Brazier:     Good morning and welcome to the Millennium/COR conference call discussing our merger announced this morning. I'm Gina
                  Brazier, director of investor relations at Millennium. With me today from Millennium are Mark Levin, chief executive officer;
                  Kevin Starr, executive vice president, business operations and chief financial officer; John Maraganore, senior vice president, strategic product development; and Claire Midgley, vice president of corporate communications. From COR are Vaughn Kailiean, chief executive officer of COR, and Dr.
                  Charles Homcy, executive vice president of research and development.

                  The agenda for the call is as follows: Mark Levin and Vaughn Kailiean will discuss the merger and their view of the future of the company. Vaughn will also provide updated financial guidance for COR, and Kevin will review the terms of the transaction. We will then take your questions.

                  Before I turn the call over to Mark, I'd like to state that during this call we will be making forward-looking statements, including statements regarding the proposed transaction between Millennium and COR, the expected timetable for completing this transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined companies, discovery, and development of products, potential acquisitions, strategic alliances, and intellectual property, and any other statements about Millennium or COR management's future expectations, beliefs, goals, plans, or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact include statements containing the words "believe," "plan," "anticipate," "expects," "estimates," and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements including the inability to consummate the transaction; the inability of Millennium to successfully integrate COR's operations and employees; the inability to realize anticipated synergies and cost savings; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercial limitations opposed by patents owned or controlled by third parties; dependence upon future alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approval to market products and services resulting from the company's combined development effort; the requirements of substantial funding to conduct research and development and to expand commercialization activities and the other factors described under the heading "Risk Factors That May Affect Results" in Millennium's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and under the heading "Risk Factors" in

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 2


                  COR's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, which descriptions are incorporated by reference into this press release. Millennium and COR disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this call.

                  Mark?

Mark Levin:       Thanks, Gina. As you can imagine, we are tremendously
                  enthusiastic about our announcement this morning regarding the merger between Millennium and COR. The merger is a key milestone in Millennium's vision to build a major biopharmaceutical company, a company transcending the limits of medicine to the development of breakthrough products.
                  Products based on the cause and pathways of human diseases to make a significant difference in people's lives. Very importantly, this vision is shared by Millennium and COR. Let me now move on to reviewing the highlights of this transaction.

                  First, this merger is the most important biopharmaceutical merger in the history of the industry. We are bringing together two of the most successful companies in the industry to realize our plan of developing the first and only truly gene-to-patient enterprise. The numbers alone tell a compelling story. The joint company will have 1,200 people in R&D, 140 people in marketing and sales, and planned annual R&D budget of over $500 million in 2002.

                  With our new commercial platform and cardiovascular franchise, we will move even more aggressively to bring our later-stage compound to the clinic and on to the marketplace. These compounds include exciting opportunities in cardiovascular disease, oncology, inflammation, and metabolic disease. This also adds to our ability to license in later-stage molecules from the outside into our marketing, development, and sales operation.

                  Secondly, the combined Millennium/COR merger will have four franchise disease areas: cardiovascular, oncology, inflammation, and metabolic disease. Again, the numbers tell and exciting story. Our four franchises have combined sales in the U.S. alone of over $30 billion in opportunity. The combined company year-end 2001 will have three products on the market, one product marketed by the company, nine molecules in the clinic, one I&D filed with trials to start in the near term, and positioned to put three to four new molecular entities into the clinic in 2002. Equally important to our development pipeline will be the combined depth of our discovery pipeline -- dozens of molecules and pre-clinical and lead optimization with hundreds of targets to inter-screen [sp] over the next several years in both small molecule and antibody therapeutics. In short, we have the pipeline to make it happen.

                  Third, the products in this pipeline represent two breakthroughs in the treatment of disease: Integrilin -- it's the leading intravenous platelet aggregation inhibitor with over $225 million in 2001 sales and growing at over 30 percent a year. Although this product has taken a pause this quarter, I am confident that the molecule will continue to take patient share and grow 30 percent annually over the next several years. Campath -- an important antibody that we developed with and recently licensed to our partners on the market for the treatment of refractory chronic lymphocytic leukemia. Melastatin -- a proof-of-principal personalized medicine diagnostic product to predict the likelihood of metastasis for melanoma, also licensed to our partner. LDP341 -- as many of you know, 341 is our premier oncology compound based on proteosome inhibition, a novel mechanism for treating cancer. We are the only company in the clinic with a compound

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
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                  based on this novel and promising mechanism, and we are in trial for both liquid and solid tumors. 341 has shown very striking early results in multiple myeloma and various solid tumors, some of which we will be discussing at next week's ASH [sp] meeting. J591 -- this is an antibody to prostate-specific membrane antigen widely regarded as the best and most specific target for prostate cancer therapy. We have seen significant reduction in PSA levels and tumor shrinkage in early studies.

                  In addition, we have important molecules in the clinic and a variety of other important disease areas including asthma, ulceritic colitis, Crohn's disease, stroke, and, of course, MLN4760, our new obesity compound from our genomics-driven platform which just entered the clinic.

                  The COR pipeline includes a number of cutting-edge compounds that match well with this portfolio of novel products. COR's receptor tyrosine [sp] kynase [sp] program will have its first product in the clinic very early next year, and the pipeline also includes emerging new products such as olefactor 10A inhibitor, which has the potential to treat the many patients with deep vein thrombosis and arterial fibrillation who are under-served by current therapies.

                  The implications of this deep pipeline are even more exciting. Next year we will have additional compounds entering the clinic in oncology, inflammation, and obesity.

                  Fourthly, COR brings to Millennium a seasoned and extremely well-regarded team. Without unduly embarrassing Vaughn and Charles here on the call with me today, let me just say that we are not alone in recognizing that this team is one of the finest that the biotechnology industry has ever produced. We are truly proud that they have seen fit to join forces with us, and I'm sure all of you in the financial community will agree with me on this one.

                  Both Vaughn and Charles will have continuing prominent roles, senior roles, in the company today. Vaughn will join Millennium's board as vice chairperson and in addition will become responsible for commercial operations in the therapeutic area businesses. Charles will become president of R&D and lead our 1,200-person-strong effort in research and development. Both Vaughn and Charles will report to me, along with Kevin Starr. I'm also delighted today to announce that Kevin has been promoted to chief operating officer effective immediately, based on his outstanding performance.

                  Following completion of the merger, we expect to add four new COR board members to the Millennium board of director, including Vaughn Kailiean, current CEO of COR; Sean Coughlin [sp], a COR co-founder and professor of medicine at the University of California-San Francisco; Ernest Morio [sp], a COR director whose distinguished career has included, among other accomplishments, CEO positions at Alza [sp] and Glaxxo; and Ginger Graham, group chairman at Gidon [sp]. In addition to the board and senior management team, COR adds to Millennium's commercial infrastructure a seasoned development and commercialization team with a track record of excellence. The COR 109-person sales force has had widely recognized success in marketing Integrilin. In the face of stiff competition from the marketing powerhouses at Lilly and Merck, the COR sales team built an over 50 percent market share in its class.

                  COR also brings the clinical trial organization to Millennium with proven track record capabilities of launching and managing large-scale, multi-center studies from Phase I to Phase IV. This group, in combination with Millennium's existing clinical organization,

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 4


                  will provide the resources to effectively manage our growing clinical pipeline from all four franchise areas.

                  As I reflect on the strength, passion, and commitment of the combined leadership, science and business, I tell you with great confidence that this is an incredible team, unmatched in the industry. A team that can build the next major biopharmaceutical company.

                  And finally, our vision to realize the promise of the genome by developing products based on molecular medicine and personalized medicine continues to evolve with the merger. At Millennium, the novel technologies of the life sciences are coming together. Our expertise in genomics with our ability to identify and validate new targets with our elucidation of the synergies among these genes, targets, and biological pathways, will give us the ability to develop truly molecular medicines to treat disease.

                  It is clear, for example, that our crucial relationships in the pathway relating to the causes of both cardiovascular and metabolic disease as well as the relationships of both oncology and cardiovascular disease to inflammation. We firmly believe that as an understanding of these targets and pathways and the related markers in their association with disease that fuels Millennium's leadership in personalized medicine -- the right gene, the right target, the right pathways, to attack the right disease for the right person.

                  To wrap up, we at Millennium have a commitment to build the leading biopharmaceutical company where strategic mergers have always been a very important aspect of this strategy. The COR merger will bring together two quality organizations with synergistic capabilities across all aspects of both companies. It brings Millennium into the arena of sales and marketing with Integrilin, the number-one product in its class.

                  Both teams share a strong science-based culture and a tremendous passion for our vision. We are very much looking forward to combining forces as we accelerate our progress to building the next major new biopharmaceutical player.

                  I will now turn the call over to our new colleague, Vaughn Kailiean.

Vaughn Kailiean:  Thank you, Mark, and it's an absolute delight to be here today with Mark to announce this merger. Those of you who have been following COR for a long time know our passion for excellence, know our absolute insistence on having the right and the very best people, and from the very first time that we sat and talked with Mark and Mark's organization, we recognize their excellence, but I think one of the hallmarks of this coming together is that every time we met, it got better. There were not rough spots-- there were obviously rough spots in any negotiation but, you know, at the end of every discussion, we felt better about the deal than we did coming in, and we're hitting the market here absolutely with a great rush, recognizing that Mark has built a great team and Charlie and I and the COR organization are very, very envious of the tremendous organization that you've built, and we're just delighted to be able to make a significant contribution to it.

                  I wanted to give you a few -- I want to spend a few minutes now giving you our perspective on this merger. First of all, as you know, we at COR are very, very proud to have built our business basically from scratch as a research start-up in 1988 to a fully integrated commercial organization with an R&D and science-driven pipeline of novel therapeutic products, including one on the market only 12 years later. We view this merger with Millennium as an entirely natural next step in COR's evolution. Our pipeline requires us to gain access to just the resources Millennium has available in its franchise

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 5


                  areas, and we believe that our joint and expanded infrastructure will optimize the development and marketing of our pipeline.

                  Together, we'll have the critical mass of novel products and the development and commercial organization to develop them and bring them to the market with true force. As you can tell from the development of our oncology program at COR, we have long been committed to the strategy of developing a pipeline of products against a number of molecular targets. The combination of cardiovascular disease and oncology alone are the two major diseases in the developed world, and the combination of Millennium's and COR's efforts in these two areas will make us a major player in therapeutic development and commercialization.

                  In addition, as Mark has so kindly pointed out, our sales force has competed successfully, very successfully, in an extremely competitive environment, and we believe its value will be leveraged across all of the franchise areas at COR. This is a true area of synergy for the two companies.

                  Finally, let me just say a few words about Integrilin. As you saw from this morning's press release, our sales expectations for Integrilin for 2001 have been revised, but with a strong caveat that we continue to see a long-term positive outlook in growth. We're adjusting our 2001 annual worldwide sales forecast to 225 to 230 million, which will result in earnings per share of break-even to modest profitability in the fourth quarter and, as a result, modest profitability for the year ending 2001.

                  This adjustment is due to a slowdown in the market growth, which has been obvious to all of us, and we've been discussing during the second half of 2001 as compared to the first half, but we expect this slowdown to be transient.

                  In spite of this, Integrilin patient market share grew to over 51 percent in the second half of 2001, and this growth in itself may be understated due to a recent finding that some intervential [sp] cardiologists who are switching from Riopro [sp] to Integrilin may have been limiting their duration of therapy to only 12 hours post-PCI as opposed to the recommended 18 to 24 hours.

                  As I said earlier, however, the bottom line is that we fully believe and we're fully committed to the long-term growth of Integrilin, and we're putting in place specific initiatives to spur Integrilin growth, and these include a major conversion effort with hospital administrators, which demonstrates a favorable cost and pharmacoeconomic profile of Integrilin relative to competitors building off the pharmacoeconomic data that was presented at the recent American Heart Association meeting.

                  A new emphasis on new findings from Integrilin that demonstrate more favorable benefits with Integrilin when it's dosed for at least 18 hours post-PCI. That was also presented at the recent American Heart Association meeting, and we've got a focus on establishing a broad-scale, early-use in an early aggressive therapy of Integrilin and unstable angina by promoting adherence to the new ACCA-AHA management guidelines in a quality improvement initiative called Crusade in over 600 hospitals in which we will enroll over 60,000 patients.

                  And finally, to further grow the marketplace here, we are going to pursue Phase II, III, and IV clinical trials of Integrilin in ST segment elevation MI, CAM [sp] surgery, and peripheral arterial disease.

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 6


                  To sum up, just let me say that Charles and I and the rest of the COR team are very, very much looking forward to helping build Millennium into a major, the major, new biopharmaceutical player.

                  With that, it's now Kevin's turn, and Kevin is out in California, so Kevin, I'll let Kevin give the terms of the transaction. Kevin?

Kevin Starr:      Thanks, Vaughn. Good morning, everybody. First, let me just walk through the terms of the transaction. Some of this is in the press release. I'd like to just go through it comprehensively.

                  So, as you know, Millennium Pharmaceuticals will be acquiring COR in a stock-for-stock exchange that's valued at approximately $2 billion, in which COR shareholders will receive 0.9873 shares of newly issued Millennium stock for each share of COR stock. Based on last night's closing price, this would result in an applied purchase price of $35 per share for COR stock. This is a 77 percent premium to yesterday's close, and a 64 percent premium to the trailing 30-day average. The combined company will keep the Millennium Pharmaceutical's name and will be headquartered in Cambridge, Mass. As a result of the transaction, we expect to issue 58 million shares of Millennium stock. The merger agreement has been approved by both boards at Millennium and COR, and the transaction is subject to shareholder vote at both companies, as well as HSR clearance. We do expect the transaction to close in the first quarter of 2002.

                  Also, as you know, COR currently has approximately $600 million in outstanding convertible debentures, so under the terms of the merger, Millennium is required to put forward a tender offer for those converts that are in the money after closing. It is our intent to retire as much of that convertible debt as possible, as soon after the close as possible.

                  As far as guidance goes, because we did not expect the transaction to close before the end of the year, this merger does not affect Millennium's 2001 financials and our 2001 guidance does remain unchanged. As a reminder, we expect revenue for 2001 to be approximately $240 million, with a net operating loss of approximately $125 million. For 2002, we can only say now that we expect Integrilin, as Vaughn mentioned -- Integrilin sales to be a large growth story, with growth to be at least 30 percent, and we expect Millennium revenues to grow as well over the next several years.

                  Our management teams will use the next few weeks to determine the financial profile of the combined company and we'll be providing that full guidance on 2002 and beyond for Millennium and COR as well as the combined entity, as part of our press release in our 2001 quarterly financial call, or annual financial call, during the week of January 21st.

                  We do expect that this merger will be an important step in driving us towards our goal of profitability in 2003, or 2004, but importantly, this will not be the only step, as you will see us continue to in-license and acquire promising products and companies and promote organic growth from our pipeline as we move forward in building the company.

                  Before I turn the call back over to Mark, I'd like to spend a minute giving some of my perspective on COR and our decision to merge. As you know, strategic mergers and acquisition activity has always been a key part of our strategy to create a major new biopharmaceutical player that we've been planning. In order to execute on this M&A strategy, we've assembled one of the finest teams in the industry that has reviewed literally thousands of potential opportunities. In each one of these cases, we've set an

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 7


                  extremely high bar in terms of the quality of science, the magnitude of the opportunity, the strategic fit within our own therapeutic area, and of course, the people. And the COR acquisition rose to the top, meeting every one of our stringent criteria. The Millennium team, moreover, has the industry's strongest track record at integrating or transforming acquisitions. We can point very proudly to acquisitions and mergers with Chemgenics [sp], Lucasite [sp], CDC [sp], and now to COR. We're very much looking forward to working with the COR team as we progress towards building our common goals.

                  So now let me turn the call over to Mark.

M. Levin:         Thanks, Kevin, and congratulations on your promotion to chief operating officer. Great job.

K. Starr:         Thanks.

M. Levin:         Before we take your questions, let me take a minute and put the merger in perspective. This is a milestone in executing on our ambitious business plan to build an integrated research and development-rich commercial biopharmaceutical company. We have a proven track record in structuring unique business alliances, including mergers such as this, 50-50 partnerships with big pharma, in-licensing of products and targets, and access to novel drug discovery and development technologies.

                  Looking forward, the new commercial capabilities and hospital sales force resulting from the COR merger will enable Millennium to maximize our existing pipeline and expand even further our in-licensing efforts.

                  Let me leave you with some of what we will accomplish over the next 90 days alone. First, provide 341 preliminary phase II data in multiple-myloma, presented at the ASH meeting next week. Secondly, initiate the 6,000-patient advanced MI phase III trial of Integrilin and facilitated angioplasty for ST segment elevation MI. Thirdly, initiate additional phase I combination trials of 341 and Taxateer [sp] in solid tumors. Fourthly, initiate phase I trials of CT5-- I'm sorry, CT535518, a first-in-class RTK inhibitor in acute myloid [sp] leukemia. And continued phase [sp] of transforming relationships, including mergers, acquisitions, in-licensing, and partnerships.

                  So as you can see, we've got a lot of exciting news events coming up in the next 90 days, which we'll certainly keep you up to date on.

                  And finally, I'd like to say for all of us at Millennium what an outstanding job Vaughn, Charles, and their team have done in building one of the pre-eminent biotechnology companies and how proud we are to be continuing this journey with them of building the next biopharmaceutical company.

                  With that, we're now ready for questions.  Operator?

Operator:         Thank you. Ladies and gentlemen, if you would like to register a question, please press the one, followed by the four on your telephone. You will hear a three-toned prompt acknowledging your request. If your question has been answered and you would like to withdraw your polling request, please press the one, followed by the three. If you are using a speakerphone, please pick up your handset before entering your request.

                  One moment, please, for the first question. Mike King with Robertson Stephens, please proceed with your question.

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                                                      MILLENNIUM PHARMACEUTICALS
                                                                  Res. #20069850
                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 8


M. Levin:         Good morning, Mike.

Operator:         Just one moment.

Mike King:        Can you hear me?  I'm not on mute.

M. Levin:         Good morning, Mike.

M. King:          I got cut off.

M. Levin:         We can hear you.

M. King: I'm sorry about that; I'm fine. I think the person who's probably the happiest in all of this is Vaughn's mom.

V. Kailiean:      That's true; you're right. She doesn't know yet.

M. King:          Oh, she doesn't?

V. Kailiean:      No.

M. King: Shame on you, shame on you. My questions really are more of a financial nature. I just-- Kevin, can you just discuss the valuation premium for us, please, if you would, and what kind of comparables you took into account when deciding on the acquisition price. And I know that you're going to give guidance on, you know, the model of the combined companies going forward, but I thought if you could comment just in general, about potential cost savings, as well as things like the charges for in-process R&D and amortization. Thanks.

K. Starr:         Sure. So first, question, Mike, was on the premium. We, as we do in all of our cases when we look at mergers and acquisitions and bringing people and pipelines together, look at it through a number of different lenses, and the primary lens we look at it is how it affects our ability to build the company that we've articulated over the next five, 10, and 15 years, and to do that, we do discounted cash flow analysis of the product pipeline on a probablized basis, and that includes, of course, Integrilin in our anticipated sales growth, for Integrilin, as we do see that market continue to expand. I mentioned the 30-percent-plus growth, certainly in the near term, and over a sustained period of time.

                  We also looked at some of the promising pre-clinical and near-term clinical candidates, like the RTK program and factor 10A, looked at those through a probablized lens, as they will come through the pipeline going forward. We also counted, importantly, some of the synergies between what Millennium was going to have to build to aggressively move into the commercial arena for programs like 341 over the next several years and what the synergies with the COR team could do to help us build avoid-- some avoidance of build in some of those areas. So we looked at discounted cash flow, we looked at overall influences to how it could accelerate our pipeline. We certainly looked at trading averages over the 30, 60, 90, and longer period of time, and on all fronts, it came out to the $35 number, which we offered to the COR shareholders, and the board of directors, which was accepted last night. That did result in a 77 percent spot premium and a 64 percent over the recent trailing average. We felt that was solidly right in the mark of fair value for both Millennium shareholders and for COR shareholders and what we can do to build this company together.

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                                                      MILLENNIUM PHARMACEUTICALS
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                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                          Page 9


                  In terms of guidance, I did mention we're not going to give specific financial guidance until the end of January at our annual call. I will say a couple of things about synergies. We don't look at this merger in the classic major pharmaceutical merger sense, where we look at hundreds of people or tens or hundreds of millions of dollars of near-term savings, with overlapping organizations. What we've actually found with the two groups are very complementary organizations. We will have a handful of overlapping functions, which we'll work through during some transitional roles. The biggest synergies we see and the biggest cost savings we see are build avoidance for both companies. You know, we looked at COR as a stand-alone enterprise and where they were going, to develop oncology expertise, to actually, in their plans, to add some more genomics capabilities and early stage discovery capabilities. We can help them avoid that build from a stand-alone basis. Likewise, I mentioned the commercial side, where we were aggressively pursuing plans to get ready for 341 and its potential over the next couple of years. This has a major impact of how we look at that over the next several years. So, we see some real synergies at how we would build the company together that are much more efficient than we would have done as a stand-alone.

M. Levin:         Thanks, Mike.

Operator:         Maykin Ho with Goldman, Sachs, please proceed with your
                  question.

Maykin Ho:        Hi. I have a question mostly on the R&D program -- can you expand a little bit on the synergy in the cardiovascular area?
                  I know you've been working on it at Millennium for quite a while; obviously at COR it's the major focus. And then also talk about the receptor [inaudible] kynase program.

M. Levin:         Yet, Maykin, let me just give you a little bit of an overview, and John and Vaughn should comment on this also. In general, as you know, many, many years ago, seven years ago, actually, Millennium started working in the cardiovascular area, and it's always been a driving force. We have major programs in arteriosclerosis, and also in congestive heart failure, and those are programs with Buyer and Lilly, and we've built up an extraordinary team inside, and so as we got talking to Vaughn and Charles, we've always believed that we have to build a cardiovascular franchise inside Millennium, based on the fact that it dominates the franchise areas in the world today, with over $40 billion in sales alone, in the cardiovascular area.
                  So as we look at the overall synergies, Integrilin can come to market -- certainly Integrilin now in clinical trials to actually add to its market share in other applications outside the current approved applications. New molecules that COR [sp] is developing in the platelet area, the thrombosis area, the 10A program, the ADP program, and also basic programs in research and genomics behind this, which actually are extraordinarily exciting, that Jamie Toppler [sp] and the team at COR are working on.

                  The synergy between what they're doing there and our programs, we believe, are very significant, not just in the cardiovascular area -- as we all know, the overlap between cardiovascular, obesity, and diabetes is very significant, and we see some tremendous synergies, not only in cardiovascular, but obesity and diabetes, for the long-term. Let me ask John and Vaughn also to add to that.

John Maraganore:  Well, I think, Mark, you said it -- you said it very nicely. I think there clearly are underlying commonalities of both tapa physiology [sp] as well as molecular mechanisms that go between cardiovascular and also with inflammation and metabolis disease. There

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                  are also market synergies as well, as we look at obesity and diabetes, where, in fact, major morbidities associated with those diseases include cardiovascular disease.

                  So there's clearly both market synergies, there are clearly molecular synergies, and that's an important aspect of how we've looked at this, going forward.

V. Kailiean:      And let me -- this is Vaughn. Let me just sort of talk -- take it from John and move it further downstream. Commercially, there are tremendous synergies, as we have our hospitals sales force positioning in all the tertiary care, major teaching hospitals in the United States as well as the major -- as well as some of the major community centers in the United States.
                  Since we're sitting there already with a number-one product and a number-one reputation, as the oncology program of Millennium rolls forward, the first and natural place for it to go is on top of our hospital sales force, in their hands, into those institutions, and then if you think beyond that, our own program, our own RTK program, which I'm going to ask
                  Charles to comment on in just a second, then builds on the back of the LDP 341 synergy and then finally, after that, our own 10A program, comes in. So, it's a wonderful, rolling synergy, all the way from science, all the way out to commercialization.

                  For a little bit more detail on the RTK program, which you asked about, Ken, I'd like to ask Charles to give you a little bit of an update on that, and where we stand vis a vis our IND and our first clinical applications.

C. Homcy:         Yes, we're very much on time to enter the clinic in the first quarter of next year, and this is a inhibitor of FLT III, which is a growth factor receptor that's mutated in about 30 percent of patients, to a constitively [sp] active form.
                  Patients with AML. So this is very much like the story of Gleveck, with the Abelson [sp] gene, that's mutated in that disease. So, this comes out of our, originally, out of our PGF receptor program, so this compound is an orally active, highly bio-available, very potent inhibitor of FLT III, and so we're very excited about the potential for that in AML. But from that program, we have a very large chemistry now that will provide additional leads for producing compounds for other kinds of cancer, with other kinds of activities, in terms of this sub-family of receptor tyrases and carnases [sp] likely obastoma [sp] where there's a autocrin loop [sp] for PGF.

                  And we're very much excited -- one synergy that I don't think has been talked about is the PDGF still plays -- plays a very important role in inflammatory diseases, where it's a major player in the healing process, in response to inflammation, and in certain diseases like hypatic [sp] cirrhosis, other fibroidic diseases involving long and progressive renal disease. PDGF plays a very important role, and we now have orally active, very selected, PDGF receptor inhibitors, so we're excited about the idea of sort of funneling these into the programs that already exist at Millennium in terms of inflammation and cancer.

                  And then finally, I mean, I think that one aspect that Mark touched on, that hasn't been emphasized, is that as a cardiologist and a scientist, if you just look forward in how you're going to treat any disease, and this is particular true of cardiovascular diseases, they are going to be personalized in the future. We are going to understand which pathway one needs to inhibit for a particular patient at risk. I mean, in a sense, the stethoscope of the 1900s will become the kind of transcriptional profiling and hapa type profiling that Millennium will lead the world in. So, we're all very excited about building that capability into the treatment of cardiovascular diseases and rolling that in, actually, into patient care directly and quickly.

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M. Ho:            Thank you. If I may follow-up with another question -- what is in the agreement with Schering-Plough and COR and is there any stand still for Schering-Plough, and will this merger affect the relationship going forward?

M. Levin:         The short answer is, no, it will not affect the relationship going forward. We've had a wonderful relationship with our partners at Schering-Plough. They were notified of this transaction yesterday, after the board of directors approved it. They congratulated us. Yes, there is a stand still, but we're very good partners. We don't have to resort to a contract.

M. Ho:            Thank you. Congratulations.

M. Levin:         Thanks a lot, Megan?

Operator:         Bill Tanner with SG Cowen, please proceed with your question.

M. Levin:         Hey, Bill.

Bill Tanner:      Hey, how are you guys? Maybe for you, Kevin -- I don't know if you mentioned this - is there a collar on the deal, and I wonder if you could comment as to a break-up fee? And perhaps to follow-on on the last question -- is there the potential, then, to perhaps restructure any kind of a Integrilin-related agreement with Schering?

K. Starr:         There is no collar; this will be a fixed-exchange ratio deal through closing. There is a break-up fee associated with the transaction, and when we think about restructuring the relationship with Schering, I just echo Vaughn's comments -- historically, we look at them as extremely strong partners and look to continue that relationship the way we have in a very strong way.

M. Levin:         Thanks, Bill.

B. Tanner:        OK. Could you comment as to the break-up fee, then?

K. Starr:         So the break-up fee is $75 million, and it has the standard clauses in it, related to material, adverse changes, and it is very ordinary in the way it's been constructed.

B. Tanner:        OK, thank you.

M. Levin:         Thanks a lot, Bill.

Operator:         Caroline Pratt with Needham, please proceed with your
                  question.

Caroline Pratt:   Hi. Congratulations.

M. Levin:         Hey, Carol, how are ya?

C. Pratt:         Good, thanks. I have two questions -- one is, at what point during the negotiations did you learn about the revised
                  Integrilin guidance that would be coming out? And the second question is, what does this do to your previous goal of 12 products in the clinic by year-end? Thanks.

M. Levin:         OK, Carol, the first -- you know, we started talking,
                  actually, with Vaughn and the team in September, and we've had an ongoing discussion now, I guess, for about four months,

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                  and one of the most important things to us on both sides of this relationship has been, in all cases, coming forward and saying, "What are the great opportunities," of course -- that's always easy -- but coming forward and talking about what the issues are. So Vaughn and I and the team talked about this a few weeks ago, we understood it, we have an extraordinarily strong team inside, including John's expertise in this field and others. We went out and we talked to major academic leaders in the field across the country, across the world, to really work with Vaughn and his team to better understand what the numbers meant. And as we came through that process, we continued to be convinced that this was a major product for the future, continuing to grow at 30 percent. So over the last few weeks, we heard about it, and we worked on it, we understood it, and we see it as a pause and we would expect significant growth next year.

                  To your second quarter, about 12 molecules in the clinic by the end of the year -- that's going to be a stretch for us, but let me tell you a little bit about where we are. A couple things - one, we currently have nine molecules in the clinic. We think it's going to be at least nine to ten by the end of the year, and that doesn't include the IND that's going to be filed within the next couple weeks. So between nine and ten molecules in the clinic, one IND file, so you know, very close to 11. One product on the market, which is certainly very important, and then we're going to bring in probably some late-stage pre-clinical molecules on top of that.

                  But I think also one of the things to do, which is important here in this question, is to step back and look at Millennium's major goals for the year. It was one to two genomic targets in the clinic. That's done; we accomplished it with obesity. Three-forty-one in Phase II; done. Three-forty-one in combination trials in Phase I; done. Nine seven-seven in Azmin [sp] Phase II; done. LDP02 in ultra-cholitis and Crohn's in Phase II; done. Major metabolic disease alliance; done. Revenue targets - we will hit. Cash targets - we will hit. And in 12 molecules in the clinic - we're going to get awful close, but we think we've done an extraordinary job across all of those, and whether it's 11 or 12, we think at the end of the day, we've had really an extraordinary year.

C. Pratt:         Great, thanks. Congratulations again.

Operator:         Meirav Chovav with CS First Boston, please proceed with your question.

Dave Whiskey:     Actually Dave Whiskey [sp] here. Hi, guys.

M. Levin:         Hey, good morning.

D. Whiskey:       Just to follow-up and major some more clarity on the previous question -- given the slowdown in Integrilin sales this year, what specific changes in the market next year do you see that will allow you to obtain 30 percent growth, how long will this growth continue, and what do you forecast for peak sales?

V. Kailiean:      You know, there are two things you can do in this market to get a product and category going again. One of the things that has happened over the past three to six months is sort of a retraction on the part of the two major competitors in terms of market-building. That market-building has been left to us and our partner, Schering-Plough. We are going to continue that market-building through the Crusade effort. The Crusade effort is really focused on ensuring adherence and adoption of the ACCA/AHA guidelines at the emergency room level, where these patients first present with chest pain. These guidelines recommend the aggressive use of a 2B3N inhibitor in those high-risk patients who are moving on to CAT. So we are going to get that through at the hospital level.

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                  That ends up in a real benefit, because as you know, when
                  guidelines are adhered to, patient outcomes are significantly better.

                  Second, in the area of just competitive, the other way to grow a business, as you've grown the pie, is to get a better piece of the pie, is we've got a very aggressive program in place, targeting those institutions that can really get a significant economic benefit at a time when coated stents are coming out, at a time when brachio-therapy [sp] is being utilized, at a time when new closure devices -- all of these things are adding costs to an intervention for cardiologists and for institutions. The one thing they can do to significantly reduce their expenses in that category is just switch from Reapro [sp] to Integrilin. It's a significant cost savings in the drug area in those institutions, and we plan to bring that message each of the institutions in the United States.

M. Ho: Vaughan, this is Maykin. Talking about that, what do you think the impact of drug-coated stents will be the 2B3A category? So you're expecting a switch from the more expensive Reapro to the less-expensive Integrilin, but would they just decide to eliminate the use of 2B3A? We've been hearing some rumblings from some cardiologists in that regard?

V. Kailiean:      Why don't we ask another cardiologist? Charlie, do you want to talk to the issue of drug-coated stents?

C. Homcy:         Yeah. I mean, I don't -- what I think I would say to that is the fact -- people said that when stents first came out, there'd be no systemic thrombotic events when the cardiologist puts them in. In fact, the same problem applies to putting in drug-coated stents. That is, that you deploy a drug-coated stent, you induce thrombis, you induce myocardial infarctions
                  [sp] and the same kinds of problems occur. In fact, if anything, the use of drug-coated stents will lead to cardiologists tackling more difficult vessels, vessels that they otherwise might not have tackled and doing multi-vessel stenting. I mean, if you look at any of the clinical trials of 2B3A inhibitors, those are the kinds of patients, multi-stent, multi-vessel, where myocardial infarctions in the procedure, a pari-procedural [sp] period, occur at a much higher level, and that's where the efficacy of 2B3A inhibitors really come out.
                  So in fact, I think that drug-coated stents will do two things. More stents will be deployed in more vessels, more difficult vessels will be deployed. In fact, I expect patients who go to bypass surgery today in the future will go more frequently to stenting, and I think 2B3A inhibitors will allow that, will allow the cardiologist to put multiple stents in comfortably, without the risk of creating myocardial infarction. So I think actually the same story applies -- it doesn't change.

M. Ho:            OK, thank you.

M. Levin:         Thanks, Maykin.

Operator:         Dennis Harp with DB Alex Brown, please proceed with your
                  question.

Dennis Harp:      Thank you and congratulations to both companies.

M. Levin:         Thanks. Good morning.

D. Harp: -- you mentioned a number of programs to expand the indications for Integrilin, and we've got a trial starting up at STMI in the very near future. Could you give us some sense of the timing of when those results might come in, and what the incremental market -- target market size of those additional indications might be? And then also,

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                                                      MILLENNIUM PHARMACEUTICALS
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                                                 December 6, 2001 / 7:00 a.m. MT
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                  could you just refresh our memory on the economic arrangement with Schering-Plough in the U.S., Europe, and how that works with Integrilin.

V. Kailiean:      Sure. The clinical results won't be available for about 18 months or so, possibly longer, in the setting, which is basically a facilitated angioplasty setting, assessing whether early use of a combination of pastos [sp] TNK, full-dose
                  Integrilin as compared to just full-dose Integrilin in patients, both groups of patients moving rapidly on to intervention, compare those two approaches to an early, aggressive therapy in ST segment elevation MI. So the results won't be out for -- for a period of 18 to 24 months.
                  Importantly, what this does, and you can't just look at the 400,000 to 500,000 -- I can't remember the numbers off the top of my head -- patients that this brings in. What this will hopefully do for us is make the use of 2B3A inhibitors in peric [sp] use in all acute coronary syndrome patients, regardless of whether they have ST segment elevation in mind, or ST segment depression, and that, then, changes the whole marketplace, so that when a patient presents who's high-risk, before they try and determine whether they have ST segment elevation MI or not, the answer is aspirin, heperin, and Integrilin, so that's the goal there.

                  As it relates to Schering-Plough, the collaboration is set up right now for a 50-50 profit share in the United States. We basically take all the sales, throw it into a bucket, subtract out cost of goods, marketing expense, some medical expense, and divide the resulting margin between the two companies. Around the world, outside the United States, COR receives a double-digit royalty on any sales generated by Schering-Plough.

D. Harp:          Great, thank you.

M. Levin:         Thanks a lot.

V. Kailiean:      Thanks, Dennis.

Operator:         Todd Nelson with RBC Capital Markets, please proceed with your question.

M. Levin:         Good morning.

Operator:         The line is open to Todd Nelson.

Todd Nelson:      Excuse me, thanks. I apologize. Just a couple of questions --
                  I think most of them have been answered, but just to maybe elaborate on a couple of things. I know that Mark, you had talked about the synergies, and Vaughn also, and in combining these two companies, maybe we could just talk a little bit strategically about the feeding of the genomics-driven part of the discovery pipeline into what presumably would be the chemistry capabilities that COR has, and then Mark, given the relationships, I think, that you mentioned you had with Buyer
                  [sp] and Lilly, over the course of the last few years, how will you be restructuring those, if, indeed, you need to, and then my second question is just very simply related to manufacturing and Kevin had also mentioned some need not to build things, and I wonder if that issue has been addressed through this integration.

M. Levin:         OK, let me start with Buyer and Lilly -- those relationships continue for the next couple of years. [inaudible] they're very strong relationships in the cardiovascular area, one in congestive heart failure, and one in arteriosclerosis, but then at the end of two years, you know, we certainly look to integrate these efforts, certainly in a much more synergistic way, but at the same time, we can share ideas and biology, and in many cases, actually share information and targets across all the programs. So the Buyer Lilly relationship will continue and they are very strong.

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                                                      MILLENNIUM PHARMACEUTICALS
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                                                          Moderator:  Mark Levin
                                                December 6, 2001 / 7:00 a.m.  MT
                                                                         Page 15


                  From an overall genomics effort, let me see if I can answer your question -- Millennium, as you know, was originally built on a genomics infrastructure. We've scanned the genome, we've got several thousand druggable targets in front of us. We've run those across a large transcription profiling effort, looking for up and down regulation, tissue specificity across the heart, across cancer tissues, et cetera, and much of the same now has been done at COR in the genomics area, especially in the whole cardiovascular area. So what this is going to allow us to do is really combine this powerful genomics effort with druggable targets and drive this into the chemistry area. We're going to have over 300 people in drug discovery, from an I2 put screening [sp] to lead optimization, and as Charles mentioned, we see tremendous synergies in certain classes of molecules. So for instance, the RTK kynase [sp] program from COR, that kynase expertise is actually very important in Millennium's kynase program, and a sub-segment of our genomics program is to identify every kynase in the genome, to place it either in cardiovascular disease or oncology or inflammation, to find the right tissues, and then develop chemistry and structural biology and computational chemistry around the kynase area. So that's just one example of the synergies from the genomics effort to chemistry and moving downstream into structural and computational chemistry.

                  The third question, on the manufacturing side, could you be more specific about the question there?

T. Nelson:        Well, just in the sense that as you go forward and have more products emerging, you had talked before about potentially, you know, how you're going to address manufacturing issues and just very simply, does COR has manufacturing capabilities?

V. Kailiean:      No. This is Vaughn. COR does not have manufacturing
                  capabilities. We've long held the principle that our best investment was in research, development, and commercialization. We have not invested in the bricks and mortar of manufacturing. Our Integrilin is made by two very large chemical manufacturers; the bulk product is made in Europe and it's filled and finished here in the United States, on a contract basis. So while we bring the capability to the virtual manufacturers, we do not bring bricks and mortar in that respect.

T. Nelson:        Thank you.

M. Levin:         Thank you.

Operator:         That's all the time we have for the question and answer
                  session. Ms. Brazier, please continue.

: Thank you. That concludes our conference call for today. If you have additional questions, please feel free to call the investor relations professional at either company. Thank you for participating in today's call.

M. Levin:         Thanks, everybody, and have a great day.

V. Kailiean:      Thanks, everybody.

Operator:         Ladies and gentlemen, that does conclude the conference for today. Thank you for participating. ~